SingTel

08003365

2 June 2008

SEC Mail Processing Section

JUN 17 2008

Washington, DC
110

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549
United States of America

SUPPL

Dear Sirs

**SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION**

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecommunications Limited to Singapore Exchange Securities Trading Limited and ASX Limited for the period 26 May 2008 to 30 May 2008.

Our SEC file number is 82-3622.

Yours faithfully

Leila Ashraf (Ms)
Senior Legal Counsel

PROCESSED
JUN 26 2008
THOMSON REUTERS

Encs

6/25

Singapore Telecommunications Limited
Company registration number: 199201624D
31 Exeter Road Comcentre #18-00
Singapore 239732
Tel: +65 6838 3388 Fax: +65 6732 8428
Email: contact@singtel.com Website: www.singtel.com

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| Miscellaneous |
|---|
| * Asterisks denote mandatory information |

| | |
|---|---|
| Name of Announcer * | SINGTEL |
| Company Registration No. | 199201624D |
| Announcement submitted on behalf of | SINGTEL |
| Announcement is submitted with respect to * | SINGTEL |
| Announcement is submitted by * | Chan Su Shan (Ms) |
| Designation * | Company Secretary |
| Date & Time of Broadcast | 26-May-2008 07:21:04 |
| Announcement No. | 00008 |

| >> Announcement Details |
|---|
| The details of the announcement start here ... |

| | |
|---|---|
| Announcement Title * | Attached is a statement/release issued by Bharti Airtel Ltd, an associated company of Singapore Telecommunications Limited. |
| Description | |
| **Attachments:** | Statement-BTL-20080526.pdf<br>Total size = **15K**<br>(2048K size limit recommended) |

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SEC Mail Processing
Section

JUN 17 2008

Washington, DC
110

**Statement/Release Issued by Bharti Airtel Ltd**

This is further to the media statements issued by Bharti Airtel Ltd (Bharti). At the invitation of MTN board, Bharti entered into exploratory discussions on the possibility of combining the two 'emerging market' telecom giants. A number of structures were discussed and evaluated between the lead bankers on both sides. An in-principle agreement was reached on 16th May and a term sheet was initialled between the two lead bankers. This agreed term sheet was presented to the MTN Board on Wednesday, the 21st of May.

MTN has now presented a completely different structure, from what was agreed. This new structure envisages Bharti Airtel becoming a subsidiary of MTN and exchange of majority shares of Bharti Airtel held by the Bharti family and SingTel, in exchange for a controlling stake in MTN. Bharti believes that this convoluted way of getting an indirect control of the combined entity would have compromised the minority shareholders of Bharti Airtel and also would not capture the synergies of a combined entity.

Further and more importantly, Bharti's vision of transforming itself from a home grown Indian company to a true Indian multinational telecom giant, symbolising the pride of India, would have been severely compromised and this was completely unacceptable to Bharti. Discussions were on till late last night without a breakthrough. Accordingly, Bharti has decided to disengage from the ongoing talks and has conveyed the same to MTN.

Throughout the process, the discussions amongst the bankers and the two companies were cordial and conducted in good faith. The reference price at which MTN shares were to be transacted was agreed and frozen at the point of starting the discussion and Bharti would like to confirm that there was no further discussion on the share price of MTN, at any point. This is in line with Bharti's highly disciplined approach towards any acquisition and consistent with Bharti's philosophy that it will not engage in a bidding war at any stage. Bharti would also like to thank over a dozen internationally reputed bankers from the US and Europe who have given confident letters of funding of over USD 60 billion.

Bharti remains keen to expand in the International arena and will continue to look at opportunities that are consistent with its vision to be a true Indian company that plays a significant role in transforming global telecommunications. Bharti Airtel wishes MTN the very best.

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

**Facsimile**

| | |
|---|---|
| To | Company Secretary |
| Company | SINGAPORE TELECOMMUNICATIONS LIMITED. |
| Fax number | 00196567383769 |
| From | ASX Limited – Company Announcements Office |
| Date | 26-May-2008 |
| Time | 09:32:02 |
| Subject | Confirmation Of Receipt And Release Of Announcement |
| Number of pages | 1 only |

**MESSAGE:**

We confirm the receipt and release to the market of an announcement regarding:

Statement/Release Issued by Bharti Airtel Ltd

**If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.**

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

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| Miscellaneous |
|---|
| * Asterisks denote mandatory information |

| | |
|---|---|
| Name of Announcer * | SINGTEL |
| Company Registration No. | 199201624D |
| Announcement submitted on behalf of | SINGTEL |
| Announcement is submitted with respect to * | SINGTEL |
| Announcement is submitted by * | Chan Su Shan (Ms) |
| Designation * | Company Secretary |
| Date & Time of Broadcast | 29-May-2008 17:10:42 |
| Announcement No. | 00040 |

| >> Announcement Details |
|---|
| The details of the announcement start here ... |

| | |
|---|---|
| Announcement Title * | Continuing Listing Requirement - Announcement Pursuant to Listing Rule 704(11), Listing Manual |
| Description | |
| **Attachments** | 385-sgx.pdf<br>Total size = **11K**<br>(2048K size limit recommended) |

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**SINGAPORE TELECOMMUNICATIONS LIMITED**
**(Incorporated in the Republic of Singapore)**
**Company Registration Number: 199201624D**

## CONTINUING LISTING REQUIREMENTS
## ANNOUNCEMENT PURSUANT TO LISTING RULE 704(11), LISTING MANUAL

In compliance with Listing Rule 704(11) of the Listing Manual of the Singapore Exchange Securities Trading Limited, Singapore Telecommunications Limited ("SingTel") wishes to announce that there are no persons currently occupying managerial positions in SingTel or any of its principal subsidiaries who is a relative of a director or chief executive officer or substantial shareholder of SingTel.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary

Dated : 29 May 2008

E:ANN/2006/ANN-385/CWP/ll

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

**Facsimile**

| | |
|---|---|
| To | Company Secretary |
| Company | SINGAPORE TELECOMMUNICATIONS LIMITED. |
| Fax number | 00196567383769 |
| From | ASX Limited – Company Announcements Office |
| Date | 29-May-2008 |
| Time | 19:17:39 |
| Subject | Confirmation Of Receipt And Release Of Announcement |
| Number of pages | 1 only |

**MESSAGE:**

We confirm the receipt and release to the market of an announcement regarding:

Announcement Pursuant to Listing Rule 704(11), Listing Manua

**If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.**

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

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**Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest ***

* Asterisks denote mandatory information

| | |
|---|---|
| Name of Announcer * | SINGTEL |
| Company Registration No. | 199201624D |
| Announcement submitted on behalf of | SINGTEL |
| Announcement is submitted with respect to * | SINGTEL |
| Announcement is submitted by * | Ms Chan Su Shan |
| Designation * | Company Secretary |
| Date & Time of Broadcast | 29-May-2008 18:00:04 |
| Announcement No. | 00092 |

**>> Announcement Details**

The details of the announcement start here ...

**>> PART I [Please complete this part]**

| | | |
|---|---|---|
| 1. | Date of notice to issuer * | 29-05-2008 |
| 2. | Name of Substantial Shareholder * | Temasek Holdings (Private) Limited |

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

**>> PART II**

| | | |
|---|---|---|
| 1. | Date of change of [Select Option] | |
| 2. | Name of Registered Holder | |
| 3. | Circumstance(s) giving rise to the interest or change in interest | [Select Option] |
| | # Please specify details | |

4. Information relating to shares held in the name of the Registered Holder

| | |
|---|---|
| No. of [Select Option] held before the change | |
| As a percentage of issued share capital | % |
| No. of N.A. which are subject of this notice | |
| As a percentage of issued share capital | % |
| Amount of consideration (excluding brokerage and stamp duties) per share paid or received | |
| No. of N.A. held after the change | |
| As a percentage of issued share capital | % |

**>> PART III**

| 1. | Date of change of Deemed Interest | 23-05-2008 |
| 2. | The change in the percentage level | From 55 % To 54.99 % |
| 3. | Circumstance(s) giving rise to the interest or change in interest | # Others |
| | # Please specify details | A series of transactions by associated and/or subsidiary companies of Temasek and the delivery of shares to holders of exchangeable bonds issued by Somerset Global Corporation Limited. |
| 4. | A statement of whether the change in the percentage level is the result of a transaction or a series of transactions: | The change in percentage level is the result of a series of transactions. |

**>> PART IV**

1. Holdings of Substantial Shareholder , including direct and deemed interest :

| | Direct | Deemed |
|---|---|---|
| No. of shares held before the change | 8,613,550,910 | 142,555,210 |
| As a percentage of issued share capital | 54.10 % | 0.90 % |
| No. of shares held after the change | 8,613,550,910 | 138,845,613 |
| As a percentage of issued share capital | 54.11 % | 0.87 % |

Footnotes

The percentages for "no. of shares held before the change" are computed based on an issued share capital of 15,921,081,701 shares as at 8 May 2008.

The percentages for "no. of shares held after the change" are computed based on an issued share capital of 15,917,866,935 shares as at 23 May 2008 (excluding 3,272,066 treasury shares)

These transactions were reported to Singapore Telecommunications Limited on 29 May 2008.

**Attachments**

Total size = **0**
(2048K size limit recommended)

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ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

ASX
AUSTRALIAN SECURITIES EXCHANGE

**Facsimile**

| | |
|---|---|
| To | Company Secretary |
| Company | SINGAPORE TELECOMMUNICATIONS LIMITED. |
| Fax number | 00196567383769 |
| From | ASX Limited – Company Announcements Office |
| Date | 30-May-2008 |
| Time | 08:25:24 |
| Subject | Confirmation Of Receipt And Release Of Announcement |
| Number of pages | 1 only |

**MESSAGE:**

We confirm the receipt and release to the market of an announcement regarding:

Notice of a change in the percentage level of a substantial

**If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.**

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

END